SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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March 17, 2021 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Sonia Bednarowski J. Nolan McWilliams Marc Thomas Cara Lubit Division of Corporation Finance

Re:	Social Capital Hedosophia Holdings Corp. V Amendment No. 1 to Registration Statement on Form S-4 Filed February 10, 2021 File No. 333-252009
Ladies and Gentlemen:
On behalf of our client, Social Capital Hedosophia Holdings Corp. V (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 22, 2021 (the “February 22 Comment Letter”) and its comment letter dated February 24, 2021 (the “February 24 Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 ( “Amendment No. 1”) filed with the Commission by the Company on February 10, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR. To facilitate the Staff’s review, we are providing by

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overnight delivery a copy of this letter as well as a clean copy of Amendment No. 2 and a copy marked to show all changes from Amendment No. 1.
For your convenience, we have set forth below the comments of the Staff from each of the February 22 Comment Letter and February 24 Comment Letter in bold and italics and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.
February 22 Comment Letter
Questions and Answers for Shareholders of SCH
What are the key terms of the SoFi Technologies Series 1 Preferred Stock, page xvi
1.Refer to your response to comment 2. Please reconcile your disclosure that each holder of the SoFi Technologies Series 1 Preferred Stock is entitled to vote on each matter submitted to a vote of holders of SoFi Technologies common stock at one vote per share with your disclosure that the holders of SoFi Technologies Series 1 Preferred Stock have no voting power and no right to vote on any matter except as expressly provided by the Proposed Certificate of Incorporation or to the extent required by the DGCL. In addition, please disclose the amount of accrued but unpaid dividends that the holders of SoFi Technologies Series 1 Preferred Stock will receive upon the closing of the Business Combination.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page xvi of Amendment No. 2 in response to the Staff’s comment.
Summary of the Proxy Statement/Prospectus
Related Agreements
Shareholders' Agreement, page 7
2.Refer to your response to comment 7. Please disclose the percentage of the combined beneficial ownership that SoftBank Investors, Renren SF Holdings Inc. and their affiliates will hold following the Business Combination and the Repurchase.
Response: The Company respectfully advises the Staff that it has revised the disclosure on page 7 of Amendment No. 2 in response to the Staff’s comment.
Information about SoFi
SoFi Invest, page 207
3.Please revise here, or elsewhere as appropriate, to address how the current and any future brokerage and cryptocurrency activities within SoFi Invest will be impacted as a result of the January 2021 Apex transaction.
Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 204, 207, 226 and 232 of Amendment No. 2 in response to the Staff’s comment.
February 24 Comment Letter
1.We note that SoFi Invest offers a program through which investors have the opportunity to purchase fractional shares. Please provide us with a complete description of the materials

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terms and features of this program and your legal analysis as to whether the offer and sale of the fractional shares through this program represent a separate or new security. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) and Abrahamson v. Fleschner, 586 F.2d 862 (2d Cir. 1977). Please also provide us with your legal analysis as to whether the offer and sale of the fractional shares through this program are security-based swaps.
Response: The Company’s “Stock Bits” fractional share program offered through SoFi Invest provides ordinary retail investors the ability to invest in companies such as Alphabet or Apple that may be too expensive for an ordinary retail investor to afford a whole share. SoFi Invest customers can purchase fractional shares either by investing a flat dollar amount for a given eligible equity security or Exchange Traded Fund (“ETF”) available through the program, or through a dividend reinvestment plan (“DRIP”) option in an existing eligible equity security or ETF. Currently, SoFi Invest offers fractional share investing in approximately 144 eligible equity securities and ETFs. SoFi Invest generally offers the fractional share program in equity securities and ETFs in which SoFi Invest customers most widely invest. For those eligible securities, SoFi Invest offers customers the ability to place a traditional order either for a specific number of shares, or as a set dollar amount, which will result in a fractional share position. SoFi Invest does not charge any commission for customer trades in the fractional share program. All customer securities orders at SoFi Invest (both whole shares and fractional) are self-directed and unsolicited. SoFi Invest does not recommend specific securities to individual customers. SoFi Invest explains the fractional share program to customers in FAQs on its website and in an article available to customers accessible through its website. SoFi Invest currently only supports market orders for fractional shares, so if a customer places a purchase order for $50 worth of an eligible security, the customer will never be charged more than $50. Customer fractional share positions are rounded to five decimal places. Customers who sell a fractional share may place either an order for a specific fraction, or for a specific dollar amount of their position. Currently, fractional share orders at SoFi Invest for all customers during a given trading day in any given eligible security are bundled together and are all executed in a single late-afternoon trading window, similar to the fractional share order execution process used for over 20 years by Folio Investing (formerly FOLIOfn), discussed below. Securities orders at major exchanges and market makers are only executed in round share lots. Therefore, if the net SoFi Invest customer order for fractional shares in a given eligible security results in a fractional purchase order, SoFi Invest places an order in that security for the next larger integer (for example, if the net customer purchase order is for 5.34 shares, SoFi Invest places a purchase order for 6 shares). SoFi Invest allocates the filled customer orders to the respective customer accounts, and retains the remaining fraction (0.66 shares in the prior example) in a proprietary account. SoFi Invest always maintains an inventory in its proprietary account of at least one (1) share in every eligible security. Therefore, if the net customer order in a given eligible security results in a net sale order, SoFi Invest once again rounds to the next integer, with the remaining fraction coming from the proprietary account (for example, a net customer sell order of 5.34 shares is rounded to a 6 share sell order, with the remaining 0.66 shares coming from the SoFi Invest proprietary account). All share positions (whole or fractional) at SoFi Wealth are held in street name (as is the case at all major US broker-dealers), and both the whole and fractional share positions are allocated to customer accounts through recordkeeping at SoFi Invest and its clearing broker. As with all fractional share positions at all US broker-dealers and investment advisers, fractional shares cannot be transferred to another broker-dealer through the Automated Customer Account Transfer Service (“ACATS”) system, and must be liquidated when customers transfer or close their accounts. Fractional share investors receive dividends precisely in proportion to their

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fractional share positions, just as do whole share investors. No element of the customer’s return on a fractional share position is dependent on SoFi Invest. The customer’s return is determined entirely by market prices at the time of purchase and sale, plus any dividends received while holding the position. In the future, SoFi Invest anticipates offering real-time trading for fractional shares (rather than relying on the trading window process), and to expand eligibility to include all equity securities and ETFs listed on the major US securities listing exchanges.
SoFi Invest’s fractional share program is materially similar to other fractional share programs that have been offered in the broker-dealer and investment adviser industry for more than 20 years. See, e.g. No-action Letter to J.P. Morgan Securities, Inc. (publicly avail. Apr. 16, 2016) (https://www.sec.gov/divisions/investment/noaction/2016/jpmorgan-041416-206(3).htm); No-action Letter to Financial Information Forum (publicly avail. Sept. 5, 2018) (https://www.sec.gov/divisions/marketreg/mr-noaction/2018/fif-90518-10b10.pdf); cf. SEC Response to Petition for Rulemaking of the Investment Company Institute, 2001 WL 1886030 (Aug. 23, 2001) (responding to Investment Company Institute concerns about FOLIOfn Investments, Inc. portfolio investment program including fractional shares and declining to find that the program created a separate security).1
The decision in Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) (“Gary Plastic”) is distinguishable from the factual setting of SoFi Invest’s fractional trading program in a number of significant respects. Both the role of Merrill Lynch and the investor’s reliance thereon were much greater in the CD program than will be the case with respect to the fractional trading program. SoFi Invest merely selects a universe of existing exchange-traded stocks that are suited for investment in fractional shares without actually recommending the stocks in which customers should invest. This is distinguishable from the situation in Gary Plastic in which Merrill Lynch chose the CDs for the investors and the issuers of the CDs involved, with the CDs being newly issued and especially designed for the CD program. In selecting the stocks eligible for fractional trading, SoFi Invest relies on widely available information concerning the stocks, without any independent investigation of issuers. SoFi Invest does not negotiate any special terms with the issuers of the stocks. SoFi Invest does not have any responsibility with respect to the investment performance of the underlying stocks or the investors.
In Gary Plastic, the Second Circuit found it significant that the secondary market maintained by Merrill Lynch was a way for investors to obtain liquidity for their investment and to realize capital appreciation under favorable market conditions. 756 F.2d at 240. This element of secondary market activity is not applicable in the context of the exchange-trade stocks comprising the SoFi Invest fractional trading universe. In Gary Plastic, the court also relied upon the benefits of the liquidity provided by Merrill Lynch to protect the investor’s principal against delays arising from insolvency proceedings and, should the investor need cash before stated maturity, to protect against penalties for early withdrawal. In contrast, SoFi Invest’s fractional trading offers no investment benefit that is not already available from ordinary brokerage accounts used to purchase the same exchange-traded stocks in the fractional trading universe. We recognize that SoFi Invest provides an ability to make purchases in notional amounts and that, in order to offer that feature, is willing to purchase whole or fractional shares in its firm account. However, these
1 We also observe that the Consolidated Audit Trail reporting specifications approved by the SEC explicitly provide for the reporting of fractional shares, without any suggestion that by engaging in such trading, broker-dealers are creating a separate security.

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features simply create an administrative convenience, rather than being features that impact the nature or success of the investment, as was the case in Gary Plastic.
In Gary Plastic, the court also stressed that a subsidiary of Merrill Lynch acted as the agent for the issuing banks and was paid commissions by such banks, leading to the finding that Merrill Lynch and the banks were engaged in a common enterprise. With respect to fractional trading, SoFi Invest has no relationship at all with the issuers of the exchange-traded stocks comprising the fractional trading universe.
In Gary Plastic, the banks’ relationships with Merrill Lynch were also viewed as additional evidence of the investors’ dependency on Merrill Lynch. Merrill Lynch “cultivated” a number of banks that wished to borrow money. These banks created new CDs for the CD programs that carried rates of interest negotiated by Merrill Lynch that were lower than rates available in the direct purchase of CDs from the banks. See 756 F.2d at 240. In the case of the fractional trading, on the other hand, no special securities are developed. The exchange-traded stocks comprising the SoFi Invest fractional trading universe can be purchased by the public under the same terms using ordinary brokerage accounts.2
In sum, the investment return on fractional share trading is not contingent upon any obligation of SoFi Invest or upon any efforts or expertise on the part of SoFi Invest. SoFi Invest merely provides an easy way for investors to invest in stocks; the firm is not taking any action to contribute to the success of the investment. Nor is a fractional share of a security a securities-based swap. Rather, it is an interest in the actual security itself, held (in street name on an omnibus basis) for the customer, just as is a whole share of the same security held at the same broker-dealer. The definition of a “securities-based swap” in Section 3(a)(68) incorporates the definition of “swap” in Section 1(a)(47) of the Commodity Exchange Act, which in Section 1(a)(47)(B)(v), explicitly excludes an agreement, contract, or transaction providing for the purchase or sale of 1 or more securities on a fixed basis that is subject to (I) the Securities Act of 1933, as amended (15 U.S.C. 77a et seq.); and (II) the Securities Exchange Act of 1934, as amended (15 U.S.C. 78a et seq.). Because an order to purchase a fractional share is an order on a fixed basis to purchase a security, subject to the Securities Act and the Exchange Act, it cannot be a securities-based swap.
Based on the foregoing, SoFi respectfully submits that the offer and sale of fractional shares through its “Stock Bits” program represents neither a separate or new security nor a security-based swap.
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2 We do not understand the relevance of Abrahamson v. Fleschner, 568 F.2d 862 (2d Cir. 1977), which addresses when a contractual change in rights concerning a security constitutes the sale of one security and the purchase of a new security. Clients of SoFi Invest have exactly the same rights with respect to fractional shares at all times during the course of their investment.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Chamath Palihapitiya Social Capital Hedosophia Holdings Corp. V

cc:	Anthony Noto Social Finance, Inc.

cc:	Robert Lavet Social Finance, Inc.

cc:	Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Jocelyn M. Arel Benjamin K. Marsh Goodwin Procter LLP

cc:	Raaj S. Narayan Wachtell, Lipton, Rosen & Katz